UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 0-27406
CUSIP Number: 208192104
(Check one):
☐ Form 10-K or Form ☐ Form 20-F ☐ Form 11-K
☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Connetics Corporation
Full Name of Registrant

Former Name if Applicable
3160 Porter Drive
Address of Principal Executive Office (Street and Number)
Palo Alto, California 94304
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): ☑
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Due to the focus of the Company’s internal financial and legal personnel on the amendment of its 2005 Form 10-K to reflect the restatement of its financial statements, and the recent filing of its amended annual report on Form 10-K/A and its Form 10-Q for the fiscal quarter ended March 31, 2006, the Company has been delayed in its preparation of its financial statements and Form 10-Q for the fiscal quarter ended June 30, 2006. As a result, the Company will not be able to complete the preparation of its Form 10-Q for the fiscal quarter ended June 30, 2006 within the prescribed time period.
PART IV — OTHER INFORMATION
Name and telephone number of person to contact in regard to this notification

Katrina J. Church	(650)	843-2800

(Name)	(Area Code)	(Telephone Number)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes ☐ No
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Connetics Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006	By:	/s/ Katrina J. Church
Katrina J. Church
Executive Vice President, Legal Affairs, General Counsel and Secretary